LAREDO PETROLEUM HOLDINGS, INC.
15 W. SIXTH STREET, SUITE 1800
TULSA, OKLAHOMA 74119

August 30, 2013

Mr. Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Laredo Petroleum Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 12, 2013
File No. 001-35380

Dear Mr. Hiller:

Set forth below are the responses of Laredo Petroleum Holdings, Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2013 with respect to the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012, File No. 001-35380, filed with the Commission on March 12, 2013 (the "Form 10-K").

For your convenience, each response is prefaced by the Staff's corresponding comment in bold text. All references to pages numbers and captions correspond to the Form 10-K, unless otherwise indicated.

Form 10-K for the Fiscal Year ended December 31, 2012
Selected Historical Financial Data, page 48
Non-GAAP financial measures and reconciliations, page 49

1.
Please explain your rationale for adjusting net income (loss) to remove the unrealized gain (loss) on commodity derivatives and the realized losses on interest rate derivatives to calculate the non-GAAP measure, Adjusted EBITDA.

Response: The Company views the unrealized gain (loss) on its commodity derivatives as an item that complicates operating performance comparability, as the accounting on derivatives under ASC 815.10.35.2 varies among companies depending upon whether or not the derivatives are designated as hedges for accounting purposes. The Company's derivative instruments are not designated as hedges for accounting purposes. The Company believes that its disclosure in Adjusted EBITDA, which removes the unrealized effects of the changes in fair value for derivatives from net income (loss), provides a meaningful comparison of operational performance to other companies in the industry for investors and for management.

Additionally, the Company advises the Staff that due to their nature within the context of Adjusted EBITDA, the Company considers realized losses on interest rate derivatives as interest expense and, therefore, removes the effects of such losses from net income (loss).

2.
If your intention is to reflect cash flows associated with commodity derivatives settled during the period in your computation of Adjusted EBITDA, tell us the extent to which these are not limited to the cumulative gain or loss recognized under GAAP since the instruments were acquired. For example, quantify the extent to which your non-GAAP measures reflects a recovery of premiums paid to acquire or modify your derivatives.

Response: The Company's intent is not to reflect cash flows associated with commodity derivatives settled during the period, but rather to use Adjusted EBITDA as a measurement of its operating performance and for its strategic planning.

Financial Statements, page F-1
Note F: Derivative financial instruments, page F-20
4: Gain (loss) on derivatives, page F-23

3.
We note that you separately disclose realized and unrealized gains and losses on derivative instruments. Please clarify how you determined each portion of the derivative gains and losses so that we are able to understand how your methodology compares to the requirements of FASB ASC 815-10-35-2, which does not differentiate between realized and unrealized gains and losses. If your realized and unrealized measures are not individually limited to the current period change in fair value for derivatives settled during the period, or retained as of the end of the period, respectively, explain your rational and cite the authoritative guidance you have relied upon. In addition, tell us how recovery of premiums or other costs of derivatives impact each of these measures.

Response: To comply with ASC 815-10-35-2, the Company's total derivative gain (loss) is recognized in the consolidated statements of operations in the period of change. The Company's realized gain (loss) reflects the gain or loss to contracts which settled during the current period, calculated as the difference between the contract price and the settlement price of the derivative contracts. No portion of these realized gain (loss) amounts represents payment of premiums. The Company's unrealized gain (loss) represents the change in fair value of the derivative instruments which continue to be held, including the recovery of premiums and, with respect to those contracts that settled during the period, the reversal of previously recorded unrealized gain (loss). Accordingly, as reflected in the consolidated statements of operations, the Company's total derivative gain (loss) reflect only the change in the fair value of the derivative contracts, either settled or which continue to be held.

To provide transparency of the cost of premium payments, the Company presents a tabular disclosure of actual future cash payments required for deferred premiums in Note G.1 on page F-25 and presents premium payments attributable to the periods presented as "Premiums paid for derivative financial instruments" in the consolidated statements of cash flows.

Closing comment

At the Staff's request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses, please contact the undersigned, at (918) 513-4570.

Sincerely,
Laredo Petroleum Holdings, Inc.

By:	/s/ Richard C. Buterbaugh
Richard C. Buterbaugh
Executive Vice President and Chief Financial Officer

cc:	Michael Fay, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Kenneth E. Dornblaser, Senior Vice President and General Counsel
Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

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